UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - September 23, 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 23, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 23, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC

BOARD CHANGE

23 September 2011

Further to the announcement made on 11 May 2011, Barclays PLC and Barclays Bank PLC announce that Sir Richard Broadbent, Deputy Chairman and Senior Independent Director of Barclays, will retire from the Boards of Barclays on 30 September 2011.

Sir Michael Rake, Chairman of the Board Audit Committee, will become Senior Independent Director of Barclays with effect from 1 October 2011.  Sir Michael, who has been a non-executive Director since January 2008, is also a member of the Board Risk and Board Corporate Governance and Nominations Committees.

Marcus Agius, Barclays Chairman, said today, "I would like to thank Richard for his outstanding contribution to Barclays since joining the Board in September 2003.  He has provided invaluable support to me in his role as Deputy Chairman and Senior Independent Director, particularly during the recent financial crisis.  We will miss his experience, advice and support and wish him well for the future."

For further information please contact:

Media Relations
Sarah MacDonald
+44 (0) 20 7116 6217